UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Linn Energy, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

536020100

(CUSIP Number)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

600 Travis Street, Suite 5100, Houston, Texas 77002

Telephone: (281) 840-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons I.R.S. Identification Nos. of Above Persons (entities only). LinnCo, LLC (45-5166623)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 252,453,491 units (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 252,453,491 units (1)
(11)	Aggregate amount beneficially owned by each reporting person 252,453,491 units
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 71.1% (2)
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	The voting and dispositive power of LinnCo, LLC (“LinnCo”) is limited by its limited liability company agreement, which provides that LinnCo will submit to a vote of its shareholders any matter submitted by the Issuer to a vote of its unitholders, including any election of the Issuer’s directors, and LinnCo will vote units representing limited liability company membership interests in the Issuer (“Units”) that it holds in the same manner as its shareholders vote (or refrain from voting) their common shares representing limited liability company interests in LinnCo (“LinnCo shares”).
(2)	Based on 355,154,941 Units outstanding (including unvested restricted units) as of July 29, 2016.

This Amendment No. 3 amends and supplements the Schedule 13D first filed on February 24, 2014, as amended and supplemented by Amendment No. 1 filed on March 23, 2016 and Amendment No. 2 filed on April 26, 2016 (the “Original Schedule 13D” and, as amended by this Amendment No. 3, this “Schedule 13D”), and is being filed by LinnCo with respect to Units of the Issuer. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as amended.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented with the following:

The subsequent offering period for the Exchange Offer expired at 12:00 midnight (New York City time) on Monday, August 1, 2016. American Stock Transfer & Trust Company, the exchange agent for the Exchange Offer, has advised LinnCo that a total of 19,954,774 Units were validly tendered during the subsequent offering period and an aggregate of 123,909,317 Units (including Units accepted for exchange during the initial offering period), representing approximately 35% of the outstanding Units of the Issuer, were validly tendered and not validly withdrawn pursuant to the Exchange Offer and have been accepted by LinnCo for exchange. LinnCo has promptly issued new LinnCo shares for all such tendered Units in accordance with the terms of the Exchange Offer. LinnCo now owns approximately 71% of the outstanding Units of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Person is the record and beneficial owner of 252,453,491 Units, which represents approximately 71% of the outstanding Units of the Issuer, based on 355,154,941 Units outstanding (including unvested restricted units) as of July 29, 2016.

Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

None of the Covered Persons has effected any transactions in Units in the past 60 days.

[Signature Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2016

LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells Senior Vice President, General Counsel and Corporate Secretary